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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26022


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:    December 31, 1996

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-K          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         Part I. Registrant Information

Full name of registrant:  Serengeti Eyewear, Inc.
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Former name if applicable

Solar-Mates, Inc.
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Address of principal executive office (Street and number)

8125 25th Court East
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City, state and zip code Sarasota, Florida  34243
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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ] (c) The  accountant's  statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

On February 13, 1997, the registrant acquired for $27.5 million the assets of the Serengeti Eyewear division of Corning Incorporated used in the design, manufacture and distribution of Serengeti brand sunglasses. For the nine months ended September 30, 1996, the registrant reported net sales of approximately $7.4 million, and the Serengeti Eyewear division reported net sales of approximately $27.5 million for the same period. As the registrant has only very recently increased substantially in size as a result of the acquisition and, accordingly, has modified the manner in which it conducts its business, the registrant will not be in a position to compile and present the information required by Form 10-K in an appropriate manner by the prescribed due date.


                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

David B. Newman               (212) 688-7000
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(Name)                        (Area Code and Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Serengeti Eyewear, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 27, 1997                         By  /s/ Stephen Nevitt
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                                                 Stephen Nevitt, President


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